UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of September 2010
NORTHGATE MINERALS CORPORATION
(Translation of registrant’s name into English)
815 Hornby Street, Suite 406
Vancouver, British Columbia
Canada V6Z 2E6
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Exhibits 99.1 to 99.9 to this Form 6-K are incorporated by reference into Northgate Minerals Corporation’s Registration Statement on Form F-10 (File No. 333-167487), filed on June 14, 2010 and amended on July 2, 2010, and as it may be amended or supplemented from time to time.
EXHIBIT LIST

Exhibit
Number	Description
99.1	Consent of Simon Hitchman
99.2	Consent of Gordon Skrecky
99.3	Consent of Anthony Copland
99.4	Consent of Willie Hamilton
99.5	Consent of Craig Tomlinson
99.6	Consent of Gary Taylor
99.7	Consent of Ian Holland
99.8	Consent of Mark Haydon
99.9	Consent of Carl Edmunds

SIGNATURES
Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Registrant: Northgate Minerals Corporation
Date: September 30, 2010	By:	/s/ Jon Douglas
		Name:	Jon Douglas
		Title:	Chief Financial Officer